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EXHIBIT 3.6

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
NUVASIVE, INC.

        NuVasive, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

        FIRST: That the resolutions were duly adopted by the Board of Directors of the Corporation (the "Board") setting forth a proposed amendment to the Corporation's existing Amended and Restated Certificate of Incorporation, as amended, (the "Existing Certificate") and declaring such amendment to be advisable and recommended for approval by the Corporation's stockholders. The resolutions setting forth the proposed amendment are as follows:

          RESOLVED, that the Board hereby determines that it is in the best interests of the Corporation and its stockholders to amend and replace in its entirety Part A of Article IV of the Corporation's Existing Certificate:

          "A. Classes of Stock. The Corporation is authorized to issued two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of number of shares which the Corporation is authorized to issue is Eighty Two Million Five Hundred Forty Six Thousand Five Hundred (82,546,500) shares. Forty Nine Million Two Hundred Thousand (49,200,000) shares shall be Common Stock, $0.001 par value per share, and Thirty Three Million Three Hundred Forty Six Thousand Five Hundred (33,346,500) shares shall be Preferred Stock, $0.001 par value per share. The Preferred Stock shall be divided into series. The first series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of Four Million Seven Hundred Fifty Thousand (4,750,000) shares. The second series of Preferred Stock shall be designated "Series B Preferred Stock" and shall consist of Four Million Six Hundred Thirty-Five Thousand (4,635,000) shares. The third series of Preferred Stock shall be designated "Series C Preferred Stock" and shall consist of One Million (1,000,000) shares. The fourth series of Preferred Stock shall be designated "Series D Preferred Stock" and shall consist of Twelve Million Nine Hundred Sixty One Thousand Five Hundred (12,961,500) shares. The fifth series of Preferred Stock shall be designated "Series D-1 Preferred Stock" and shall consist of Ten Million (10,000,000) shares. Upon the filing of this amendment with the Secretary of State of the State of Delaware (the "Effective Time"), each two and one-half (2.5) shares of the Common Stock, par value $.001 per share, of the Corporation issued and outstanding or held in treasury shall be combined into one (1) share of Common Stock, par value $.001 per share, of the Corporation, without any action by the holders thereof. Any fractional share resulting from such combination of shares shall be rounded to the nearest whole number."

        SECOND: That, thereafter, the stockholders of said Corporation approved the amendment by written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware.

        THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

        FOURTH: That the capital of said Corporation shall not be reduced under or by reason of said amendment.

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        IN WITNESS WHEREOF, NuVasive, Inc. has caused this certificate to be signed by Alexis V. Lukianov, its President, Chief Executive Officer and Chairman of the Board, this     day of                        , 2004.

By:
Alexis V. Lukianov President, Chief Executive Officer and Chairman of the Board

[SIGNATURE PAGE TO CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF NUVASIVE, INC.]

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  EXHIBIT 3.6
CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF NUVASIVE, INC.